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                            February 23, 2022

       Linghui Kong
       Chief Executive Officer
       Bitdeer Technologies Group
       08 Kallang Avenue
       Aperia Tower 1, #09-03/04
       Singapore 339509

                                                        Re: Bitdeer
Technologies Group
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted January
24, 2022
                                                            CIK No. 0001899123

       Dear Mr. Kong:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 11, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-4

       Cover Page

   1. We note your response to prior comment 48. Please revise your cover page disclosure in a similar fashion to
clarify the mechanics of your Business Combination and your reasons for structuring the
transaction in three steps.
 Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies Group Kong
Comapany23,
February   NameBitdeer
             2022       Technologies Group
February
Page 2 23, 2022 Page 2
FirstName LastName
Questions and Answers About the Proposals
Q. What are the U.S. federal income tax consequences..., page 20

2. We note your responses to prior comments 6 and 26 but are unable to agree. Both
         BSGA and Bitdeer investors are receiving registered securities pursuant to the registration statement. Therefore, your representations as to the material tax consequences must cover both groups of investors. If you do not believe that the tax consequences to Bitdeer investors as a result of the Business Combination will be material (as indicated in your response to prior comment 26), revise your disclosure to make this clear.
Summary of the Proxy Statement/Prospectus
Reasons for BSGA Board's Approval of the Business Combination, page 24

3. We note your response to prior comment 9. Further clarify whether there are any actions or representations by Bitdeer management that support your belief that the funds received in the Business Combination will remain on the balance sheet.
Risk Factors
Growth in the popularity and the use of other blockchain networks..., page 61

4. We note your disclosure added in response to prior comment 16. Explain why Bitcoin
         "enjoys a first-to-market advantage over other networks such as PoS networks." Explain what "advantages" PoS networks may eventually provide over PoW networks. Please provide brief explanations of Proof of Work, Proof of Stake, Delegated Proof of Stake,
         Proof of SpaceTime and Proof of Capacity.
A market for BTG ADSs may not develop, which would adversely affect..., page 86

5. We note your response to prior comment 17. Please further expand this generic risk factor to specifically address the number of ADSs held by Mr. Wu and your other insiders as compared to those held by investors who will comprise your public market.
Appraisal Rights, page 101

6.       We note your added disclosure in response to prior comment 19.
However, your
         instructions to investors who may be interested in exercising their appraisal rights continues to require investors to specifically refer to "the First SPAC Merger." Unless the vote on the First SPAC Merger could occur at a different time than the votes on the other component mergers to the Business Combination, you should consider referring to "the
         Business Combination" to avoid potential confusion.
Information Related to Bitdeer
Hosting, page 185

7. Please provide an explanation of the contract terms that may differ among long-term hosting customers.
 Linghui Kong
Bitdeer Technologies Group
February 23, 2022
Page 3
Our Cryptocurrencies
Cryptocurrencies and Protocols Involved in Our Business, page 186

8. Please specify the percentage of your mining operations that each digital asset represents.
Policies and Procedures Related to Our Cryptocurrencies, page 186

9. We note your disclosure on page 186 regarding "stablecoins." Please revise to explain
         what you mean by the term    stablecoin    as this term is used in a
number of contexts and
         does not have a fixed meaning. Please also describe in greater detail the reasons why you hold or may hold stablecoins and your policies and procedures with respect to holding or acquiring stablecoins. In regards to the statement that "stablecoins accounted for 1.5%,
         15.3% and 63.0% in carrying value as of respective year/period end," please identify the stablecoins that you hold and the percentage that each represents. In regards to the statement that "Except for stablecoins, we do not leverage cryptocurrencies that we hold, including Bitcoin, to generate additional income, through lending, hedging or otherwise," please tell us how you use stablecoins to generate additional income.
10. We note your response to prior comment 29 and your cross-references to risk factor disclosure. However, we do not see any risk factor disclosure relating to potential securities law issues if any of your cryptocurrencies are deemed to be securities in the future. Please revise.
Bitdeer Technologies Holding Company and Subsidiaries
Notes to the Unaudited Condensed Combined and Consolidated Financial Statements
Note 3. Changes in Significant Accounting Policies
b. Cryptocurrency lending, page F-35

11. We note the discussion of loans of cryptocurrency. Provide an accounting analysis with citation to authoritative literature supporting your accounting treatment.
Notes to the Combined Financial Statements
Note 2. Summary of Significant Accounting Policies
h. Cryptocurrencies, page F-62

12. We note that cost is calculated using the weighted average cost method when determining impairment. Tell us why you do not use the carrying amount as determined for an individual asset. Please cite the literature that supports your accounting.
l. Mining machines, page F-64
FirstName LastNameLinghui Kong
13. We note from your response to prior comment 39 that your estimate of the useful life of
Comapany    NameBitdeer
       mining  machines isTechnologies   Group two years. Please disclose the
nature and amount
                             currently generally
       of 23,
February  the 2022
              effectPage
                     of this
                          3 change in accounting estimate. Refer to paragraph
39 of IAS 8.
FirstName LastName
 Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies Group Kong
Comapany23,
February   NameBitdeer
             2022       Technologies Group
February
Page 4 23, 2022 Page 4
FirstName LastName
14. In response to prior comment 39, you indicate that the net gain or loss on sale of mining machines is presented as other revenue included in the revenue line because the disposal occurs regularly. Tell us how this presentation complies with the guidance in paragraph
         68 of IAS 16 indicating that gains should not be classified as revenue. To the extent that you continue to believe the classification as revenue is appropriate, please provide us with a supporting accounting analysis with reference to authoritative guidance for your classification of the cash flows related to proceeds from the sale of mining machines and cash outflows for the purchase of mining machines as cash flows from investing activities.
15. In response to prior comment 39, you indicate that disposal of mining machines, considered revenue earning equipment, does not fall under the scope of IFRS 15 as it is
         not an output of Bitdeer   s ordinary activities. However, you also
indicate that the disposal
         occurs regularly, so Bitdeer has included the net gain or loss on the sale of mining machines as other revenue. Please tell us what consideration you gave to the guidance in paragraph 68A of IAS 16, by analogy, and the recognition of the gross proceeds from the sale of mining machines as revenue and the related cash payments and cash receipts as operating activities.
o. Revenue recognition, page F-65

16. We note your response to prior comment 41 regarding your Cloud Hash Rate offering.
         Please revise your revenue recognition policy to address the clarifying information provided in the response. In addition, please clarify how the hash rate charge or fee is determined. Indicate whether you are providing each customer a specified amount of computational power per second. Clarify if the performance obligation is actually validating blocks on the blockchain for your customers by providing computation power.
         If so, provide your analysis of whether a mining reward would come to you thus making you the principal.
17. We note your response to prior comment 43 and continue to evaluate your analysis.
18. You indicate in response to prior comment 44 that you only earn proprietary mining revenue from mining rewards from your participation in mining pools. Please clarify this in your disclosure. In addition, please explain what differentiates the revenue you earn as a result of your mining activity from the revenue you earn from additional rewards from mining pools. Describe the plan or contract that results in additional rewards. Clarify how you are compensated for mining activities that do not include the additional reward.
         Describe your obligations under these plans and indicate whether you are obliged to provide promises other than providing computational power. That is, please clarify the nature of the mining activities and explain how those activities each represent a performance obligation under each contract or plan.
 Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies Group Kong
Comapany23,
February   NameBitdeer
             2022       Technologies Group
February
Page 5 23, 2022 Page 5
FirstName LastName
19. You state, "The Group performs mining activities with its own mining machines to earn cryptocurrency reward." Please clarify whether the Company is only compensated for successful block placement by the pool operator; that is, is the Company entitled to any compensation for mining activities provided for a block that the pool operator is not successful in placing? Please clarify your enforceable rights and obligations over the period of providing computational power to the mining pool.
20. Please clarify your disclosures in Note 3, Use of Judgments and Estimates, that
         states,    The Group estimates the amount of cryptocurrency earned in a given day based on
         the amount of hash rate it appropriates into the applicable practice as well as data feed
         from the mining pools.    Tell us what the phrase    appropriates in
the applicable practice
         means. Clarify why you need to estimate the amount of cryptocurrency earned and indicate for which products you make this estimate. Explain how you determine that you earn a cryptocurrency from your mining activity.
21. Please clarify the time periods between successful placement of a block on the blockchain by the pool operator, receipt of confirmation, and receipt of consideration.
22. We note that in Cloud Hosting arrangements you keep sold machines on premises and run and maintain it for customers. Indicate whether a customer ever gets control or can take possession of sold machines. Tell us how such a machine is disposed. Clarify whether you can utilize the machine for another customer. In addition, please tell us whether any of the customers that purchased the machines also participate in the Cloud Hash offering.
Note 19. Subsequent Events, page F-91

23. We note your revised disclosure in response to prior comment 47. You indicate that the preliminary estimated fair value per share of the RSUs granted ranged between $0.17 and
         $0.27. Please confirm that this is the fair value of the underlying ordinary shares that the
         RSUs represent upon vesting. Otherwise, provide us with the underlying share price assumptions. As previously requested, please tell us how the estimated fair value per share compares to your valuations. In this regard, explain the underlying factors contributing to the increase in the per share fair value. In addition, please elaborate on the terms of the RSUs, including why there is an exercise price on restricted share units and the vesting pattern of the RSUs in 2 to 7 years. Finally, please disclose the expected impact of share-based compensation on your financial statements. Linghui Kong
FirstName  LastNameLinghui
Bitdeer Technologies Group Kong
Comapany23,
February   NameBitdeer
             2022       Technologies Group
February
Page 6 23, 2022 Page 6
FirstName LastName
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Will Cai